Exhibit 15.2

April 25, 2024

To: JinkoSolar Holding Co., Ltd.

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

Dear Sir/Madam,

We hereby consent to the references to our firm’s name under the headings “Item 10. Additional Information—J. Enforceability of Civil Liabilities” in JinkoSolar Holding Co., Ltd.’s annual report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”), which will be filed with the Securities and Exchange Commission (the “SEC”) on the date hereof. We also consent to the filing of this consent letter with the SEC as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours sincerely,

/s/ King & Wood Mallesons

King & Wood Mallesons